Fisher & Paykel Appliances Holdings Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

RECEIVED

2006 AUG - 1 A 11: 29

OFFICE OF INTERNATIONAL
CORPORATE FINANCE



06015646

27 July 2006



SUPPL

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

**Re: Fisher & Paykel Appliances Holdings Limited
       File # 82-34868**

The attached documents were lodged with the New Zealand Stock Exchange [NZX] and Australian Stock Exchanges [ASX] from 21 July 2006 to 27 July 2006.

Accordingly a copy of these document are furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868. [Refer Appendix 1]

Yours faithfully

M D Richardson
Chief Financial Officer

PROCESSED

AUG 0 2 2006

THOMSON
FINANCIAL

Enclosures:
1. ASX Appendix 3B dated 21 July 2006
2. NZX Notice of Issue of Securities 21 July 2006
3. ASX Appendix 3B 24 July 2006
4. NZX Notice of Issue of Securities 24 July 2006
5. ASX Appendix 3B dated 26 July 2006
6. NZX Notice of Issue of Securities 26 July 2006
7. NZX Ongoing Disclosure MD Church 27 July 2006

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Ordinary Shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

20,000

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

Issue of 20,000 Ordinary Shares following the exercise of 20,000 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	20,000 Shares @ NZ$2.525 per Ordinary Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee Share Option Scheme
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 July 2006, inclusive

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 *if applicable*)	Number	+Class
		278,324,175	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,636,030	Ordinary Share Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	

12	Is the issue renounceable or non-renounceable?	

13	Ratio in which the +securities will be offered	

14	+Class of +securities to which the offer relates	

15	+Record date to determine entitlements	

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

17	Policy for deciding entitlements in relation to fractions	

| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7. | |
|---|---|---|

19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	

21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders	

25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do ⁺security holders sell their entitlements *in full* through a broker?	

31	How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which ⁺quotation is sought	

38 Number of securities for which ⁺quotation is sought

39 Class of ⁺securities for which quotation is sought

40 Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

Number	⁺Class

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

+ See chapter 19 for defined terms.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form.   If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary)   Date: 21 July 2006

Print name: M D Richardson

== == == == ==



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Headline   Notice of Issue of Securities

Announcement text   Fisher & Paykel Appliances Holdings Limited

Stock Exchange Release NZX 21 July 2006

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 20,000

3. Principal Terms of the Securities : Issue of 20,000 Ordinary Shares following the exercise of 20,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

4. Issue Price : 20,000 Shares @ NZ$2.525

5. Date of Issue : 21 July 2006

6. Number and Class of All Securities Quoted, Including This Issue : 278,324,175 Ordinary Shares

7. Number and Class of All Securities Not Quoted : 7,636,030 Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Last 5 Released Announcement(s)

- Notice of Issue of Securities
  Released - 21 Jul 2006 at 03:36:40 PM
- Notice of Issue of Securities
  Released - 14 Jul 2006 at 04:36:34 PM
- Ongoing Disclosure - J Wardrop
  Released - 13 Jul 2006 at 03:34:13 PM
- Notice of Issue of Securities
  Released - 12 Jul 2006 at 03:55:51 PM
- Ongoing Disclosure - A Cooke
  Released - 11 Jul 2006 at 02:45:34 PM

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Embargo Until   None

Description	Type	Size (kb)	Action
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https://map.nzx.com/create/edit/view_main/?announcement_id=268065   21/07/06

Fisher & Paykel Appliances Holdings Limited

Stock Exchange Release NZX 21 July 2006

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 20,000

3. Principal Terms of the Securities : Issue of 20,000 Ordinary Shares following the exercise of 20,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

4. Issue Price : 20,000 Shares @ NZ$2.525

5. Date of Issue : 21 July 2006

6. Number and Class of All Securities Quoted, Including This Issue : 278,324,175 Ordinary Shares

7. Number and Class of All Securities Not Quoted : 7,636,030
   Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	⁺Class of ⁺securities issued or to be issued	Ordinary Shares

2	Number of ⁺securities issued or to be issued (if known) or maximum number which may be issued	13,333

3	Principal terms of the ⁺securities (eg, if options, exercise price and expiry date; if partly paid ⁺securities, the amount outstanding and due dates for payment; if ⁺convertible securities, the conversion price and dates for conversion)	Issue of 13,333 Ordinary Shares following the exercise of 13,333 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	13,333 Shares @ NZ$2.525 per Ordinary Share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee Share Option Scheme

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 July 2006, inclusive

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	Number	+Class
		278,337,508	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,622,697	Ordinary Share Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	

21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders	

25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do ⁺security holders sell their entitlements *in full* through a broker?	

31	How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
       (*tick one*)

(a)   ☐   Securities described in Part 1

(b)   ☐   All other securities

               Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
               1 - 1,000
               1,001 - 5,000
               5,001 - 10,000
               10,001 - 100,000
               100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

---

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38   Number of securities for which
      $^+$quotation is sought

39   Class of $^+$securities for which
      quotation is sought

40   Do the $^+$securities rank equally in all
      respects from the date of allotment
      with an existing $^+$class of quoted
      $^+$securities?

      If the additional securities do not
      rank equally, please state:
      • the date from which they do
      • the extent to which they
        participate for the next dividend,
        (in the case of a trust,
        distribution) or interest payment
      • the extent to which they do not
        rank equally, other than in
        relation to the next dividend,
        distribution or interest payment

41   Reason for request for quotation
      now

      Example: In the case of restricted securities, end of
      restriction period

      (if issued upon conversion of
      another security, clearly identify that
      other security)

Number	$^+$Class

42   Number and $^+$class of all $^+$securities
      quoted on ASX (*including* the
      securities in clause 38)

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

---

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form.   If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins.   We acknowledge that ASX is relying on the information and documents.   We warrant that they are (will be) true and complete.

Sign here: (Company Secretary)   Date: 24 July 2006

Print name: M D Richardson

== == == == ==

You are logged in as Linda Ross (Fisher & Paykel Appliances Holdings Limited - FPA)

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Headline	Notice of Issue of Securities
Announcement text	Fisher & Paykel Appliances Holdings Limited
	Stock Exchange Release 24 July 2006

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 13,333

3. Principal Terms of the Securities : Issue of 13,333 Ordinary Shares following the exercise of 13,333 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

4. Issue Price : 13,333 Shares @ NZ$2.525

5. Date of Issue : 24 July 2006

6. Number and Class of All Securities Quoted, Including This Issue : 278,337,508 Ordinary Shares

7. Number and Class of All Securities Not Quoted : 7,622,697 Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Embargo Until	None

Description	Type	Size (kb)	Action
Notice of Issue of Securities	PDF file	12	



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Last 5 Released Announcement(s)

- Notice of Issue of Securities
  Released - 21 Jul 2006 at 03:36:40 PM
- Notice of Issue of Securities
  Released - 14 Jul 2006 at 04:36:34 PM
- Ongoing Disclosure - J Wardrop
  Released - 13 Jul 2006 at 03:34:13 PM
- Notice of Issue of Securities
  Released - 12 Jul 2006 at 03:55:51 PM
- Ongoing Disclosure - A Cooke
  Released - 11 Jul 2006 at 02:45:34 PM

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https://map.nzx.com/create/edit/view_main/?announcement_id=268121   24/07/06

Fisher & Paykel Appliances Holdings Limited

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 13,333

3. Principal Terms of the Securities : Issue of 13,333 Ordinary Shares following the exercise of 13,333 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

4. Issue Price : 13,333 Shares @ NZ$2.525

5. Date of Issue : 24 July 2006

6. Number and Class of All Securities Quoted, Including This Issue : 278,337,508 Ordinary Shares

7. Number and Class of All Securities Not Quoted : 7,622,697
   Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

RECEIVED

2006 AUG -1 A 11:59

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	⁺Class of ⁺securities issued or to be issued	Ordinary Shares
2	Number of ⁺securities issued or to be issued (if known) or maximum number which may be issued	49,256
3	Principal terms of the ⁺securities (eg, if options, exercise price and expiry date; if partly paid ⁺securities, the amount outstanding and due dates for payment; if ⁺convertible securities, the conversion price and dates for conversion)	Issue of 9,256 Ordinary Shares following the exercise of 9,256 Options granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.\n\nIssue of 40,000 Ordinary Shares following the exercise of 40,000 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

+ See chapter 19 for defined terms.

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	9,256 Shares @ NZ$2.305 per Ordinary Share 40,000 Shares @ NZ$2.525 per Ordinary Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee Share Option Scheme
7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	26 July 2006, inclusive

		Number	⁺Class
8	Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)	278,386,764	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,569,029	Ordinary Share Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	

21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do +security holders sell their entitlements *in full* through a broker?	

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	

33	⁺Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
(tick one)

(a)   ☐   Securities described in Part 1

(b)   ☐   All other securities

                Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

---

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38   Number of securities for which ⁺quotation is sought

39   Class of ⁺securities for which quotation is sought

40   Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

Number	⁺Class

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary)   Date: 26 July 2006

Print name: M D Richardson

== == == == ==


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Waiting for Release (1)

- Notice of Issue of Securities
  Status: *Currently being worked on by Rowan Calvert*
  Sent - 26 Jul 2006 at 12:12:14 PM

| Headline | Notice of Issue of Securities |
| Announcement text | Fisher & Paykel Appliances Holdings Limited |

Stock Exchange Release 26 July 2006

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 49,256

3. Principal Terms of the Securities : Issue of 9,256 Ordinary Shares following the exercise of 9,256 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.

Issue of 40,000 Ordinary Shares following the exercise of 40,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

4. Issue Price : 9,256 Shares @ NZ$2.305
40,000 Shares @ NZ$2.525

5. Date of Issue : 26 July 2006

6. Number and Class of All Securities Quoted, Including This Issue : 278,386,764 Ordinary Shares

7. Number and Class of All Securities Not Quoted : 7,569,029 Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Last 5 Released Announcement(s)

- Notice of Issue of Securities *Released - 24 Jul 2006 at 02:08:03 PM*
- Notice of Issue of Securities *Released - 21 Jul 2006 at 03:36:40 PM*
- Notice of Issue of Securities *Released - 14 Jul 2006 at 04:36:34 PM*
- Ongoing Disclosure - J Wardrop *Released - 13 Jul 2006 at 03:34:13 PM*
- Notice of Issue of Securities *Released - 12 Jul 2006 at 03:55:51 PM*

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- *L Ross*

Embargo Until   None

Description	Type	Size (kb)	Action
Notice of Issue of Securities	PDF file	12	

This announcement has no comments.

https://map.nzx.com/create/edit/view_main/?announcement_id=268236   26/07/06

Fisher & Paykel Appliances Holdings Limited

Stock Exchange Release 26 July 2006

Notice of Issue of Securities

1. Class of Securities Issued   :   Ordinary Shares

2. Number of Securities Issued   :   49,256

3. Principal Terms of the Securities   :   Issue of 9,256 Ordinary Shares following the exercise of 9,256 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.

    Issue of 40,000 Ordinary Shares following the exercise of 40,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

4. Issue Price   :   9,256 Shares @ NZ$2.305
                                                  40,000 Shares @ NZ$2.525

5. Date of Issue   :   26 July 2006

6. Number and Class of All Securities Quoted, Including This Issue :   278,386,764 Ordinary Shares

7. Number and Class of All Securities Not Quoted :   7,569,029
    Options to Acquire Ordinary Shares

M D Richardson
Company Secretary



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Waiting for Release (1)

- Ongoing Disclosure - M Church
  Status: *Waiting for review*
  Sent - 27 Jul 2006 at 11:47:02 AM

Last 5 Released Announcement(s)

- Notice of Issue of Securities
  Released - 26 Jul 2006 at 12:15:45 PM
- Notice of Issue of Securities
  Released - 24 Jul 2006 at 02:08:03 PM
- Notice of Issue of Securities
  Released - 21 Jul 2006 at 03:36:40 PM
- Notice of Issue of Securities
  Released - 14 Jul 2006 at 04:36:34 PM
- Ongoing Disclosure - J Wardrop
  Released - 13 Jul 2006 at 03:34:13 PM

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Logged in (1)

- *L Ross*

Headline   Ongoing Disclosure - M Church

Announcement
text

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation
applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice). Ö
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Michael David Church
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Chief Operating Officer Australia
5 Date of this disclosure notice 27 July 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation
6A(b) or regulation 7(b)) Michael David Church
7. Class and type of security3 (as required by regulation 6B or
regulation 8) Options to Buy Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation
6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 5 July 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation
9) 26 July 2006
12. Number of transactions6 (as required by regulation 12(2), if
applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a))
Exercise of Options to Buy Ordinary Shares
14. Consideration8 (as required by regulation 10) Nil
15. Number of securities held prior, set out by class and type (as
required by regulation 8) 280,000 Options to Buy Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required
by regulation 11(1)(b)) 40,000 Options to Buy Ordinary Shares

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as
required by regulation 6B or regulation 8) 240,000 Options to Buy
Ordinary Shares

Signature

M Church

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation
applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice). Ö
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Michael David Church
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Chief Operating Officer Australia
5 Date of this disclosure notice 27 July 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Michael David Church
7. Class and type of security3 (as required by regulation 6B or regulation 8) Options to Buy Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 5 July 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 26 July 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Acquisition of Ordinary Shares
14. Consideration8 (as required by regulation 10) 40,000 @ $2.525
15. Number of securities held prior, set out by class and type (as required by regulation 8) 50,576
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 40,000

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Beneficial: 90,576 Ordinary Shares

Signature

M Church

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice). Ö
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Michael David Church
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Chief Operating Officer Australia
5 Date of this disclosure notice 27 July 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Michael David Church
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 5 July 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 26 July 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Disposal of Ordinary Shares
14. Consideration8 (as required by regulation 10) $4.6879 per
15. Number of securities held prior, set out by class and type (as required by regulation 8) 90,576
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 40,000

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as
required by regulation 6B or regulation 8) Beneficial: 50,576 Ordinary
Shares

Signature

M Church

Embargo Until   None



Description	Type	Size (kb)	Action
Ongoing Disclosure Church	PDF file	39	

This announcement has no comments.

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice). √

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Michael David Church
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Chief Operating Officer Australia
5	Date of this disclosure notice	27 July 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Michael David Church
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Options to Buy Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	5 July 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	26 July 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

5437865

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Exercise of Options to Buy Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	Nil
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	280,000 Options to Buy Ordinary Shares
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	40,000 Options to Buy Ordinary Shares

F.   Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	240,000 Options to Buy Ordinary Shares

Signature

M Church

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A.   Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and   √   Ongoing disclosure (complete Parts A, B, C, E,
G of this notice).   F and G of this notice).

B.   Preliminary

1.	Name	Michael David Church
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Chief Operating Officer Australia
5	Date of this disclosure notice	27 July 2006

C.   Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Michael David Church
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Options to Buy Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D.   Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E.   Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	5 July 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	26 July 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

5437865   3

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Acquisition of Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	40,000 @ $2.525
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	50,576
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	40,000

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Beneficial: 90,576 Ordinary Shares

Signature

M Church

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice). √   Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Michael David Church
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Chief Operating Officer Australia
5	Date of this disclosure notice	27 July 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Michael David Church
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	5 July 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	26 July 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Disposal of Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	$4.6879 per
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	90,576
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	40,000

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Beneficial: 50,576 Ordinary Shares

Signature

M Church